Azure Ravens Entertainment



Dear investors,

Last year was rough. There is no getting around it; we had hoped to secure a publisher early in the year but instead spent the whole year pitching, as did many other studios. Throughout the year, several studios unfortunately went under, and the industry as a whole struggled to raise funding. However, we were able to push our way thanks to your support and investment.

We have signed two significant development contracts to provide us with revenue for 2024 and support our continued efforts to develop and ship Ravenwood Acres. We aim to continue developing Ravenwood in conjunction with our contract obligations this year. We started our studio as a contract development team. At the same time, we hoped to step away from that line of work and focus entirely on independent work. We are committed to doing what it takes to build this company into something extraordinary.We look forward to your continued support this year and feedback on the upcoming investor testing round for Ravenwood Acres.

We need your help!

We would love to connect with you all in the next year and get you more involved in Ravenwoods development and our studio's direction. We are currently exploring a video town hall where Antonio will serve as the proctor, asking questions and diving into the ongoing events at Azure Ravens. This would likely be held each quarter and would provide an opportunity for our investors (You all!) to share questions and get answers on the topics that interest you the most.

As always, we would love to have you support us by connecting us with Angel groups or people related to our industry to help us grow. You all come from wonderful backgrounds, and I would love to engage with you to collect feedback and insight into our future as a company.

Sincerely,

Corbin Reeves

Founder & Creative Director

How did we do this year?

REPORT CARD

C+

☺ The Good

Significant progress has been made on Ravenwood Acres, and we are looking at a Q3 Early Access release on Steam.

We have locked in marketing partners and are considering a Kickstarter, depending on negotiation with Publishers/Angels Groups.

Our connections in the industry grew and led to securing a co-development contract in 2024 to generate revenue.

☹ The Bad

2023 was a historically bad year for raising funds in the gaming space from both investors and Publishers.

We could not secure additional funding to support development and had to scale back our development team to critical members.

Our office space and supporting expenses were too substantial for our current stage. We have now moved into a more appropriate space.

2023 At a Glance

January 1 to December 31



$21,968 [55%]
Revenue



-$29,626
Net Loss



$0
Short Term Debt



$62,116
Raised in 2023



$6,217
Cash on Hand
As of 03/12/24

INCOME BALANCE NARRATIVE



Revenues
Profit
US$48,979
-US$37,086
US$21,968
-US$29,626
2022
2023

Net Margin: -135% **Gross Margin:** 40% **Return on Assets:** -263% **Earnings per Share:** $0.00 **Revenue per Employee:** $21,968

Cash to Assets: 86% **Revenue to Receivables:** 1,395 **Debt Ratio:** 0%

Azure_Ravens_GAAP_Financial_Report_2023.pdf

We ❤ Our 80 Investors

Thank You For Believing In Us

Edward Flounoy Jr.
Vinh Tran
Adam Caylor
Michael Combs
Maher Alfa
Amelia Reeves
Erik Avalos
Kelli Collard
Christopher Wray Thompson
Christine Labaza
Robert Tyler
Jonathan Hacker

Antonio Perez
Nathaniel Adams Jr
Ed Mardeusz
Zach Fay
Debbie Reeves
Daniel Lynch
Eary Dayton
David Trusewicz
Ron Jackson
Dawn Nelson
Carolyn Michelle Tola
Natalie Fang

Jean Aristide
Mark Mesrobian
Brandon Brefka
Robert Jensen
Paul Reeves
Jeff Elliott
Donna Tyler
Wendy Geer
Alexander Sweeney
Ebrima Jallow
Linda Fitzpatrick
Jordan Gray

Ben CHERNIKOFF
Jon Cacciatore
Anita Sasson
Roderick Herron
Brian Pope
Katina Reeves
Daniel Hoyal
Danny Lee
Elric Templin
Aaron Whitlock
Thomas Thompson
Gerald Asher

Jason Varner
Claude Fisher III
Dan Hannay
Avon Brown
David West
Susie Neminski
Troy Sakai
Barbara Powell-Reeves
Jonathan Andrew Lowe
Abigail Neminski
Michael Durs

Hatem Rowaihy
Anthony Konger
Surya Prakash Tiwari
Russell Dowe
Lillian L LOWE
Cheryl Tola
Ronald A Collard SR
Connor Thompson
Yash Kondapalli
David Nicholas Rosa
Micah Dillard

Thank You!

From the Azure Ravens Entertainment Team



Corbin Reeves in

Founder & Creative Director

Game Designer, Design Instructor at Eastern Michigan University & Kettering University, Co-Organizer for the IGDA Ann Arbor supporting Michigan Game Studios



Amelia Reeves

3D Artist & Animator

Amelia has trained as an animator under animation directors from Blizzard, Industrial Light and Magic, and Pixar.



Matthew Stone

Advisor

Matthew is a renowned game designer who has worked for Microsoft, 343 Industries, Digital Extremes, and ZeniMax Online....



Erik Avalos

Advisor

Erik has nearly 20 years' experience in game design and production, shipping multiple AAA titles for Gearbox Softwar...



Jordan Ajlouni

Advisor

Jordan has worked on and successfully shipped multiple AAA games, gaining most of his experience at Deep Silver...



Austin Yarger

Advisor

Austin has worked as a Software Engineer for major players in the game industry, from Electronic Arts (EA) to Facebook....



Connor Thompson

Gameplay Programmer

Connor has shipped over half a dozen projects as the primary software engineer for Azure Ravens. He has been a critical...



Owen West

3D Artist

Owen has supported us on multiple large-scale 3D productions. From VR to Virtual Production.



Alex Sweeney

3D Artist

Alex has supported us on multiple large-scale 3D productions. From VR to Virtual Production.



Jacob Avery

Gameplay Programing Intern

In Jacobs's time with us, he has worked on 4 separate client projects supporting critical systems.



Jocelyn Palmer

Composer

Jocelyn has created dozens of tracks for both our clients and personal projects.







Abigail Neminski

2D Artist

In Abigail's time with us, she has created full graphic overhauls for 5 client projects and completed art for a full...

Brandon Clay

2D Artist

Brandon has worked with us over the last 3 years as a concept artist and now a 2D artist supporting various...

Harper James

3D Art and Character Art Intern

Harper has worked with our art lead and character concept artist to bring characters to life.



Damian Verellen Jr

Gameplay Programming Intern

In Damian's time with us, he has worked on 3 separate client projects supporting critical systems.

Details

The Board of Directors
None.

Officers

Officer	Title	Joined
Corbin Reeves	CEO	2018

Voting Power ❔

Holder	Securities Held	Voting Power
Corbin Reeves		100.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
01/2022	$21,641		Section 4(a)(2)
02/2023	$62,116		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell

interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust

created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

These are examples and would need to be tailored to the particular instrument offered. This should be used as a guide only. It is important that you accurately describe your current and planned valuation methods and include all information that would be material to investors with respect to their decision to invest in the securities you are offering, and that you do not omit any information that would cause the included information to be false or misleading.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Azure Ravens Entertainment LLC

Michigan Limited Liability Company
Organized March 2018
1 employees
5 Emerick St
Ypsilanti MI 48198 http://AzureRavens.com

Business Description

Refer to the Azure Ravens Entertainment profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Azure Ravens Entertainment is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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